UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SAND HILLS, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-53736	26-4803428
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

25 Sunrise Point, Irmo, South Carolina 29063

(Address of principal executive offices, including Zip Code)

(803) 407-0998

Registrant’s telephone number, including area code

Approximate Date of Mailing: March 20, 2012

SAND HILLS, INC.

25 Sunrise Point

Irmo, South Carolina 29063

Telephone: (803) 407-0998

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

March 20, 2012

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Sand Hills, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF SAND HILLS, INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact E. Robert Selby, President, Sand Hills, Inc., 25 Sunrise Point, Irmo, South Carolina 29063, telephone (803) 407-0998.

By Order of the Board of Directors

/s/ E. Robert Selby
E. Robert Selby, President

Irmo, South Carolina

March 20, 2012

INTRODUCTION

This Information Statement is being mailed to holders of record as of March 20, 2012 of shares of common stock of Sand Hills, Inc., a Nevada corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors that is expected to occur in connection with the proposed reverse merger to be completed by and among the Company, Promark Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), United Strategies, Inc., a Delaware corporation (“USI”), and Promark Technology, Inc., a Maryland corporation and wholly-owned subsidiary of USI (“Promark”), pursuant to which Merger Sub will merge with and into USI, with USI continuing as the surviving entity (the “Reverse Merger”) and as our wholly-owned subsidiary. The Reverse Merger will occur pursuant to an Agreement and Plan of Merger between the Company, Merger Sub, USI and Promark (the “Merger Agreement”).

The terms of the Merger Agreement provide, among other things, that each share of USI common stock and each share of USI preferred stock outstanding immediately prior to the effective time of the Reverse Merger will be exchanged for 2.946421648 shares of our common stock (the “Exchange Ratio”), and the total number of shares held by each stockholder following the Reverse Merger will be rounded down to the nearest whole share. The terms of the Merger Agreement further provide that each option to purchase common stock of USI outstanding prior to the Reverse Merger (each, a “USI Option”) will be cancelled and in exchange we shall issue to each former USI optionholder an option to purchase a number of shares of our common stock (each, an “Assumed Option”) determined by multiplying the number of shares of USI common stock subject to the USI Option by the Exchange Ratio. The total number of options held by each optionholder following the Reverse Merger will be rounded down to the nearest whole share. The exercise price of each USI Option will also be adjusted by dividing the exercise price for each share otherwise purchasable pursuant to each USI Option by the Exchange Ratio, and subsequently rounded up to the nearest hundredth of a cent. Immediately following the closing of the Reverse Merger (the “Closing”), we have agreed to adopt a 2012 Omnibus Stock Plan and to present it to our stockholders within twelve (12) months of Closing. The 2012 Omnibus Stock Plan is being adopted to provide for the issuance of the Assumed Options and to reserve for issuance the number of shares of our common stock reflected in the Assumed Options and additional shares of our common stock, for an aggregate of twenty-one million (21,000,000) shares authorized thereunder.

Assuming the Closing of the Reverse Merger, USI’s former stockholders will own 91.4582% of our issued and outstanding common stock, giving no effect to 16,585,724 shares of our common stock underlying the Assumed Options which will be exercisable at $0.0068, $0.0136, $0.0374 and $0.0408 per share. Pursuant to the terms of the Merger Agreement, our Board of Directors, of which E. Robert Selby, Randy Ream, and Karl Bechtold are the current members, will appoint the following persons as directors and officers of the Company: Dale R. Foster as Chairman of the Board, President and Chief Executive Officer; William J. Ochall as Chief Financial Officer and Director; Stephen T. Hartung as Director; Charles F. Bass as Director; and Paul Giovacchini as Director. The Board of Directors of Promark will appoint Stephen T. Hartung as Vice President of Promark and Charles F. Bass as Vice President – Alliances of Promark. In addition, E. Robert Selby, Randy Ream, and Karl Bechtold will resign as directors and officers of the Company.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which we will file as an exhibit to our current report on Form 8-K with the Securities and Exchange Commission (the “SEC”) in connection with the Closing of the Reverse Merger or with our next Annual Report on Form 10-K.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs otherwise than at a meeting of our stockholders. Accordingly, the Closing and the resulting change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement is being mailed on or about March 20, 2012 to all holders of record on March 20, 2012.

Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains biographical and other information concerning our executive officers and directors after the completion of the Reverse Merger.

VOTING SECURITIES

Our common stock is our only class of equity securities that is currently issued and outstanding and entitled to vote at a meeting of our stockholders. Holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. As of March 20, 2012, there were 2,000,000 shares of our common stock outstanding. The intended change of directors in connection with the Reverse Merger is not subject to a stockholder vote.

Security Ownership of Certain

Beneficial owners and Management

Prior to the Reverse Merger:

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 20, 2012 by each person (or group of affiliated persons) who is known by us to beneficially own 5% or more of our common stock; our directors; our named executive officer; and our directors and executive officers as a group.

Except as indicated in the footnotes to this table, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned and each person's address is c/o our principal office address at 25 Sunrise Point, Irmo, South Carolina 29063.

The applicable percentage of ownership is based on 2,000,000 shares outstanding as of March 20, 2012. As of March 20, 2012, there were not securities outstanding convertible into or exchangeable for shares of common stock or any other securities of the Company.

Name of Owner	Common Stock Beneficial Ownership	Percentage of Outstanding Common Stock

E. Robert Selby (1)	-0-	-0-

Randy Ream (1)	-0-	-0-

Karl Bechtold (1)	-0-	-0-

RBS Management Group, LLC	1,000,000	50

Palmetto Group I, LLC	1,000,000	50

All officers and directors as a group (3 persons)	-0-	-0-

(1)	Our officers and directors are members of the entities that own all of our outstanding stock. All of the outstanding shares of our common stock are owned by RBS Management Group, LLC and Palmetto Group I, LLC, each of which owns 1,000,000 shares. Set forth below is information relating to each of our stockholders.

RBS Management Group, LLC ("RBS"). RBS is a North Carolina limited liability company that was organized in January 2009. RBS is comprised of three members, each of whom owns 33⅓% of the outstanding membership interests in RBS, as follows: E. Robert Selby, our President, Randy Ream and Karl Bechtold. All three members of RBS are directors of the Company. RBS was not formed for the sole purpose of investing in our common stock.

Palmetto Group I, LLC ("Palmetto"). Palmetto is a North Carolina limited liability company that was organized in January 2009. Palmetto is comprised of five members, as follows (references to percentages is to the percent of outstanding membership interests owned by such person): RBS, which owns 42.86% of the outstanding membership interests; Randy Christo, who owns 14.285%; Dennis Johnson, who owns 14.285%; Don Wood, who owns 14.285%; and Kevin Kilcrease, who owns 14.285%. Palmetto was not formed for the sole purpose of investing in our common stock.

RBS, Palmetto and each of their members may be deemed to be founders of the Company.

After the Reverse Merger:

Assuming the issuance of 21,414,263 shares of our common stock in the Reverse Merger, there will be 23,414,263 shares of our common stock issued and outstanding. The following table sets forth information regarding the beneficial ownership of our common stock following the Reverse Merger by each person (or group of affiliated persons) who is known by us to beneficially own 5% or more of our common stock; our directors; our named executive officer; and our directors and executive officers as a group.

Except as indicated in the footnotes to this table, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned and each person's address is c/o our principal office address at 10900 Pump House Rd. Annapolis Junction, Maryland 20701.

The applicable percentage of ownership is based on two million (2,000,000) shares outstanding as of March 20, 2012 and all shares of our common stock issuable in the event of exercise of outstanding options, warrants, rights or conversion privileges which are exercisable within 60 days of such date.

Name of Owner	Common Stock Beneficial Ownership	Percent of Outstanding Common Stock

Dale R. Foster (1)	13,641,931	53.36%

Stephen T. Hartung (2)	6,376,055	25.43%

William J. Ochall (3)	5,615,879	22.55%

Ken Breidenbach (4)	2,357,136	9.36%

Sarah M. Grimm (5)	2,725,439	10.43%

Amy E. Yost (6)	1,767,852	7.02%

Charles F. Bass (7)	1,178,568	4.792%

All officers and directors as a group (5 persons)	26,812,433	106.129%

(1)	Assuming the Closing of the Reverse Merger, Dale R. Foster will own 11,491,044 shares of our outstanding stock, none of which shares will be subject to a security interest. He will own 2,150,887 fully-vested options.

(2)	Assuming the Closing of the Reverse Merger, Stephen T. Hartung will own 4,714,274 shares of our outstanding stock, none of which shares will be subject to a security interest. He will own 1,661,781 fully-vested options.

(3)	Assuming the Closing of the Reverse Merger, William Ochall will own 4,124,990 shares of our outstanding stock, none of which shares will be subject to a security interest. He will own 1,490,889 fully-vested options.

(4)	Assuming the Closing of the Reverse Merger, Ken Breidenbach will own 591,903 shares of our outstanding stock, none of which shares will be subject to a security interest. He will own 1,765,233 fully-vested options.

(5)	Assuming the Closing of the Reverse Merger, Sarah M. Grimm will own 2,725,439 fully-vested options.

(6)	Assuming the Closing of the Reverse Merger, Amy E. Yost will own 1,767,852 fully-vested options.

(7)	Assuming the Closing of the Reverse Merger, Charles F. Bass will own 1,178,568 fully-vested options.

CHANGE OF CONTROL

Other than as described in this Information Statement, management of the Company is not aware of any arrangements which may result in a change in control of the Company after the consummation of the Reverse Merger.

We anticipate that the shares of our common stock issued to the former USI stockholders will be issued in reliance on exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

As described above, pursuant to the Merger Agreement and upon the Closing, our Board of Directors will appoint Dale R. Foster as Chairman of the Board; William J. Ochall as Director; Stephen T. Hartung as Director; Charles F. Bass as Director; and Paul Giovacchini as Director and elect Dale R. Foster as President and Chief Executive Officer; and William J. Ochall as Chief Financial Officer. In addition, the Board of Directors of Promark will appoint Stephen T. Hartung as Vice President of Promark and Charles F. Bass as Vice President – Alliances of Promark. At Closing, E. Robert Selby, Randy Ream, and Karl Bechtold will resign as members of our Board of Directors and from all offices with the Company. Because of the change in composition of our Board and the issuance of securities completed by the Merger Agreement, there will be a change of control of the Company on the Closing of the Merger.

Our completion of the transactions contemplated under the Merger Agreement is subject to the satisfaction of certain contingencies set forth in the Merger Agreement. Consummation of the Reverse Merger is also conditioned upon, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or that the Reverse Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by USI prior to the date the new directors take office.

Current Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Title

E. Robert Selby	53	President, Secretary and Director

Randy Ream	53	Director and Treasurer

Karl Bechtold	51	Director

E. Robert Selby has been the President, Secretary and a member of the board of directors of the Company since inception. Since August 2010, Mr. Selby has served as the chief executive officer of Black Chair Group LLC, which has developed a mobile platform for the sports industry. Over the last ten years, Mr. Selby has managed sales accounts for U.S. and multi-national high technology companies where his duties and responsibilities encompassed all aspects of sales and support of data storage equipment to large multinational corporations. From early 2007 to August 2010, he had been a Data Storage Sales Specialist for Hewlett Packard where he manages enterprise-size accounts throughout the United States and abroad. From June 2004 to December 2006, Mr. Selby served as a sales manager for Hitachi Data Systems. Prior thereto, from Oct 1999 to March 2002 he was employed by XIOtech Corporation as a Regional Sales Manager.

Randolph Ream has served as a member of the board of directors of the Company since inception and as the Treasurer of the Company since July 1, 2009. Since May 1999, he has been a sales executive for Dynamix Group, a distributor of IBM hardware and software, where he is a team leader for a group of four representatives whose territory covers the Carolinas. Prior thereto, since the early 1980’s he was a sales representative for IBM where his responsibilities included the installation and support of technical computer platforms for large technology companies.

Karl Bechtold has served as a member of the board of directors of the Company since inception. Since January 2009 , Mr. Bechtold has been a data storage architect for Dell Computers (formerly Compellent Technologies, Inc.), a provider of enterprise-class network storage solutions, where he operates as a pre-sales resource reporting to the VP of Technical Resources and is responsible for achieving sales quotas through business partners across the USA. From July 1990 to December 2008, he was the Mid-Atlantic District Operations Manager for Hitachi Data Systems, where he was responsible for achieving revenue and profit margin quota for that region.

The term of office of our directors expire at the Company's annual meeting of stockholders or until his successor is duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the board of directors.

The Company has no employees other than Mr. Selby and Mr. Ream.

Executive Officers and Directors Following the Reverse Merger

Upon consummation of the Merger, the following individuals will be and members of our Board of Directors and executive officers of the Company or Promark, as applicable:

Name	Age	Position
Dale R. Foster	48	Chairman, President and Chief Executive Officer
William J. Ochall	48	Chief Financial Officer and Director
Stephen T. Hartung	45	Director and Vice President of Promark
Charles Bass	47	Director and Vice President – Alliances of Promark
Paul Giovacchini	54	Director

Dale R. Foster. Mr. Foster joined Promark in 1988 and has served as President since 1997 and Chairman of the Board of Directors of USI in 2004. Mr. Foster held various sales and product manager positions leading up to 1997 and is responsible for the strategic direction of Promark and USI along with overseeing Promark’s national sales force. Mr. Foster is a 1987 Graduate of The Rochester Institute of Technology where he earned a Bachelors of Technology in Electrical Engineering. He also holds an Associates degree in Engineering from Alfred State University 1984.

William Ochall. Mr. Ochall joined Promark in 1999 as its Controller and has served as CFO and a member of the Board of Directors of USI since 2004. Mr. Ochall manages and oversees all accounting, vendor, and banking relationships for Promark and USI. Mr. Ochall is a 1985 Graduate of Penn State University where he earned a Bachelors of Science in Accounting. He has been a Certified Public Account since 1987.

Stephen T. Hartung. Mr. Hartung joined Promark in 1999 and has served as Vice President and a member of the Board of Directors of USI since 2004. Mr. Hartung is responsible for all marketing activity along with overseeing Promark’s various contracts and its GSA schedule 70 offerings. Mr. Hartung is a 1989 Graduate of Old Dominion University where he earned a Bachelors of Science in Business Administration.

Charles F. Bass. Mr. Bass joined Promark in 2009 and serves as the corporate liaison to onboard new vendors along with strengthening Promark’s existing relationships. Mr. Bass is formally of Hewlett Packard where he managed all US channel operations for the StorageWorks Division, previous to HP Mr. Bass was the Director of Channel Sales for Lefthand Networks (2007) until they were acquired by HP in 2009. Mr. Bass is a 1987 Graduate of Vanderbilt University where he earned a BA in Economics. He also holds an MBA in Marketing from the University of Tennessee 1990.

Paul Giovacchini. Mr. Giovacchini has been a Principal of Landmark Partners, a private equity and real estate investment firm, since February 2005. Mr. Giovacchini served as a consultant to private equity fund managers and private companies from 2003 to February 2005. From 1994 through 2002, Mr. Giovacchini was a Partner with Seacoast Capital Partners, a private equity investment firm. Mr. Giovacchini previously served as a director of USI from June 1998 through December 2004, and was Chairman of USI from August 2001 through December 2004. Mr. Giovacchini holds a B.A. in Economics from Stanford University and an M.B.A. from Harvard Business School.

Transactions with Related Persons

Since inception, the Company has borrowed an aggregate of $39,000 from RBS Management Group LLC, an entity wholly owned by our officers and directors (“RBS”). During the 2012 fiscal year (which ends on March 31, 2012), the Company has borrowed $8,000 from RBS. During the twelve months ended March 31, 2011 and 2010, the Company borrowed an aggregate of $15,000 and $16,000, respectively, from RBS. Each of the loans is evidenced by a promissory note that is payable on demand with interest calculated at the rate of 8% per year. The proceeds from the loans were utilized by the Company to cover the costs and expenses incurred in the preparation and filing of reports under the Exchange Act and in connection with the identification and due diligence process with respect to a potential business combination.

The Company utilizes office space provided free of charge by Randolph Ream, our Treasurer and a member of our Board of Directors. The Company will continue to maintain its offices at this address until the consummation of the Reverse Merger, after which it will relocate its offices to a location chosen by the Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of our common stock to file reports regarding ownership of and transactions in our securities with the Securities and Exchange Commission and to provide us with copies of those filings. Based solely on our review of the copies received by or a written representation from certain reporting persons we believe that during fiscal year ended March 31, 2011, all of our directors, officers and stockholders were in compliance with the requirements of Section 16(a).

Board Leadership Structure and Risk Management

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As of the date of this Information Statement, the Company has had no active operations and believes that the separation of Chief Executive Officer and Chairman has not been necessary. The Company has no policy requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time. The Company currently has no independent directors.

Given that the Company has had no active operations and that the persons who serve as officers also serve as directors, there is no material need for risk management by the Board of Directors.

Director Independence; Committees of the Board of Directors

The Company has not established its own definition for determining whether its directors and nominees for directors are “independent” nor has it adopted any other standard of independence employed by any national securities exchange or inter-dealer quotation system. Our securities are not quoted on an exchange that has requirements that a majority of our directors be independent and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors, nor are we required to establish or maintain an Audit Committee or other committee of our Board of Directors.

The Board of Directors has not established an audit committee, nominating committee or compensation committee, nor adopted charters for any such committee; rather, the entire Board of Directors serves the functions of those committees. In addition, the Company does not have an audit committee financial expert serving on its Board of Directors. Given the nature of the Company’s business, its limited stockholder base and current composition of management, the Board of Directors does not believe that the Company requires an audit committee, audit committee financial expert or a nominating committee at this time. The Board of Directors takes the position that management of the Company following the Reverse Merger will make a determination as to whether to establish an audit committee, nominating committee and compensation committee and to adopt charters for such committees that will be suitable for its operations.

Current management cannot predict whether management of the Company following the Reverse Merger will adopt a definition of “independence” or establish any committees of the board, such as an audit committee, a compensation committee or nominating committee.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees, nor do we have a policy regarding director diversity. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our Board of Directors has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. Given our status as a “shell company”, we do not anticipate that any of our stockholders will make such a recommendation until after consummation of the Reverse Merger. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board of Directors will participate in the consideration of director nominees. In considering a director nominee, it is likely that our Board of Directors will consider the professional and/or educational background of any nominee with a view towards how this person might bring a different viewpoint or experience to our Board of Directors.

Board Meetings; Annual Meeting Attendance

During fiscal year ended March 31, 2011, our Board of Directors did not meet. We did not hold an annual meeting of stockholders in 2011. In the absence of formal meetings, the Board of Directors conducted all of its business and approved all corporate actions during the fiscal year ended March 31, 2011 by the unanimous written consent of its members, as permitted by and in conformity with the corporate laws of the State of Nevada.

Stockholder Communications

The Board of Directors has not adopted a process for security holders to send communications to the Board of Directors. Given the nature of the Company’s business, its limited stockholder base and current composition of management, the Board of Directors does not believe that the Company requires a process for security holders to send communications to the board of directors at this time. The Board of Directors takes the position that management of the Company following the Reverse Merger will establish such a process that will be appropriate for the Company’s operations.

Code of Ethics

The Company has not adopted a code of ethics. Given the nature of the Company’s business, its limited stockholder base and current composition of management, the board of directors does not believe that the Company requires a code of ethics at this time. The board of directors takes the position that management of the Company following the Reverse Merger will adopt a code of ethics that will be suitable for its operations.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our common stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Executive Compensation

The Company has not paid any cash compensation to any person since inception and will not pay any compensation until after consummation of the Reverse Merger, at which time compensation shall be in the discretion of then current management. Current management expects to devote only such time to the affairs of the Company as required to affect the Company’s business plan. The Company has not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its employees.

The Company does not have a compensation committee. Given the nature of the Company’s business, its limited stockholder base and the current composition of management, the Board of Directors does not believe that the Company requires a compensation committee at this time. The Board of Directors takes the position that management the Company following the Reverse Merger will take such action to establish and seat a compensation committee that will be suitable for its operations.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.